Exhibit 99.1

Jaguar Mining Provides 2011-2015 Financial Outlook

JAG - TSX/NYSE

CONCORD, NH, Feb. 10 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) is providing information concerning its financial plan to fund its operations in Southern Brazil, develop its Gurupi Project in Northern Brazil and meet other obligations from operating cash flow over the period 2011 through 2015 at various gold prices.  The information presented below assumes the Gurupi Project does not materially change in size and scope as a consequence of the 30,000 meter drilling program recently announced by the Company.  Should the drilling program provide evidence of a potentially significant increase in mineralization, as suggested by drill results obtained to-date, a decision will be made whether to scale-up the Gurupi Project or extend the project's life.

Management is providing this information subsequent to the closing of US$103.5 million aggregate principal amount of its 5.5% senior convertible notes due 2016 so that investors can better understand Jaguar's financial plan to fund operations and meet its financial obligations.  This information may not be appropriate for any other purpose.

The Company has updated its corporate presentation to include the information presented within this press release.  The presentation can be found at www.jaguarmining.com.  All references herein to $ are to US dollars unless otherwise noted.

The following table presents annual gold production over the period 2011 - 2015. These figures are based on existing installed capacity at the Company's operations in Southern Brazil and the production estimated from the Gurupi Project as presented in the feasibility study completed and filed on SEDAR on January 31, 2011.

Jaguar Mining Five-Year Plan: Projected Annual Gold Production (000 ounces)

	2011	2012	2013	2014	2015
Projected Annual Gold Production	195 - 205	240 - 255	400 - 420	435 - 460	390 - 425

2011 - 2015 Capital Investing Program

Over the next five years, the Company estimates that the capital investing required to improve and sustain its existing operations in Southern Brazil, and to fund the development of the Gurupi Project to meet previously communicated annual production targets, is as follows:

Jaguar Mining Five-Year Plan: Capital Investing ($ millions)

	2011	2012	2013	2014	2015
Gurupi - Development (Base Plan)	41.0	180.4	72.2	-	-
Gurupi - Sustaining Operations	-	-	-	8.6	10.4
Southern Operations - Sustaining CAPEX	65.2	47.0	38.2	43.7	39.0
Southern Operations - Exploration CAPEX	6.6	7.4	7.7	6.5	7.0
Total Capital Investing	112.8	234.8	118.1	58.8	56.4

Note: Based upon exchange rate R$1.70 = $1.00

2011 - 2015 Sources of Capital

Over the five-year period through 2015, the Company intends to fund the capital spending program outlined above from three principal sources: cash on-hand, cash flow from operations and project-specific financings that the Company believes it will be able to obtain from the Brazilian Development Bank ("BNDES").  The BNDES funding, if obtained, will be used to develop the Gurupi Project as outlined in the feasibility study. The Company is in the process of preparing an application to present to the BNDES requesting financing.  Management believes, based on previous experience with the BNDES, the timing for the financing will coincide with the build-out of the Gurupi Project during 2012.

Jaguar Mining Five-Year Plan: Sources of Capital ($ millions)

	2011	2012	2013	2014	2015
Beginning Cash Balance	39.2	115.2	134.6	245.7	260.0
Convertible Notes due 2016 - net	99.3	-	-	-	-
Gurupi Project Loans: BNDES	-	125.0	-	-	-
Cash from operations @$1,350/oz gold	95.3	129.2	229.2	253.7	230.0
Total Sources of Funds	233.8	369.4	363.8	499.4	490.0

Note: Based upon exchange rate R$1.70 = $1.00

Recognizing the uncertainty with respect to forward gold prices, projected year-end cash balances (below) at gold prices of $1,250, $1,350 and $1,450 per ounce have been presented. These figures incorporate cash generated by operations over the period at these same gold prices.

2011 - 2015 Use of Funds

The following table presents the summary of the Company's expected use of funds over the 2011 - 2015 period, which includes capital investing and debt repayment.  For the purposes of estimating its use of funds over the next five years, the Company has assumed that none of the outstanding 4.5% senior convertible notes due November 2014 will be converted prior to maturity.  These notes are convertible into Jaguar common shares at a price of $12.75.

Jaguar Mining Five-Year Plan: Use of Funds ($ millions)

	2011	2012	2013	2014	2015
Total Capital Spending	112.8	234.8	118.1	58.8	56.4
Repayment of debt - principal	5.7	-	-	15.6	31.3
Repayment of 4.5% notes due 11/2014	-	-	-	165.0	-
Total Use of Funds	118.6	234.8	118.1	239.4	87.7

Note: Based upon exchange rate R$1.70 = $1.00

Projected Year-End Cash On-Hand

Jaguar has provided a sensitivity of projected year-end cash on-hand at annual gold prices of $1,250, $1,350 and $1,450 per ounce, holding all other variable constant, i.e. annual gold production, exchange rates and cash operating costs. The following table presents projected year-end cash balances under the three gold price scenarios:

Jaguar Mining Five-Year Plan: Projected Year-end Cash On-Hand ($ millions)

	2011	2012	2013	2014	2015
Gold @$1,250 per ounce	101.0	103.7	184.7	165.0	275.5
Gold @$1,350 per ounce	115.2	134.6	245.7	260.0	402.3
Gold @$1,450 per ounce	129.5	158.7	290.4	335.2	510.3

Note: Based upon exchange rate R$1.70 = $1.00 and previously issued production and cash operating costs.

Commenting on the Company's recent note offering and the 2011 - 2015 financing plan, Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "The convertible notes we issued in early February provide us with the financing necessary to commence the advancement of the Gurupi Project on a timeline that we believe will bring this new project on-line in 2013. We are confident that the completion of the Gurupi feasibility study will strengthen our application for project financing to the Brazilian Development Bank.  We believe that this financing, if obtained, will be all the financing needed to advance Gurupi toward production."

Mr. Titcomb added, "To the extent gold prices remain firm, and our operating assets perform as expected, we believe Jaguar's value will be recognized."

About Jaguar
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in northern Brazil in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements
Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This press release contains forward-looking statements, including statements concerning projected cash flows from operations at various gold prices, capital spending, estimates of projected year-end cash at various gold prices, completion dates for the Gurupi Project, uncertainties related to the potential scaling-up of the Gurupi project based on current drilling and the Company's ability to finalize a financing with the BNDES during 2012. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, production and results of operations to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2009 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2009 filed with the United States Securities and Exchange Commission and available at www.edgar.com.

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%CIK: 0001333849

For further information:

Investors and analysts: Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Media inquiries: Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 19:45e 10-FEB-11